Mail Stop 0510

      May 3, 2005

By U.S. Mail and facsimile to (718) 472-5316

Mr. Shay Goldstein
c/o Mr. David Lubin
David Lubin & Associates
92 Washington Avenue
Cedarhurst, New York 11516

Re:	Safetek International, Inc.
	Form 10-KSB for the year ended December 31, 2004
      File No. 33-22175


Dear Mr. Goldstein:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004

Independent Auditors` Reports

1. We note your filing includes the audit opinion of Tschopp, Whitcomb & Orr, P.A., dated December 30, 2003, covering the years ended December 31, 2002 and 2001. We assume that you included this opinion in error and that you intended to include their opinion covering the year ended December 31, 2003. Please confirm our assumption. Please amend your filing to include an independent auditors` report that covers the year ended December 31, 2003.
You
should also apply this comment to your December 31, 2003 10-KSB and amend that filing, since we notice that it does not contain an independent auditors` report covering the year ended December 31, 2003 either. Refer to Item 310(a) of Regulation S-B and Rule 2-02 of
Regulation S-X.

Future Acquisitions

2. We read that management is looking for a merger or acquisition candidate. We remind you of our proposed Rule 33-8407, which would require a public shell company, when reporting an event that causes it to cease being a shell company, to file a Form 8-K containing the same type of information that it would be required to file to register a class of securities under the Exchange Act. We advise you to follow the guidance in the proposed release or final rule, when adopted. If you have any questions in this regard, at the time an acquisition or merger candidate is identified, please feel free to contact the Staff.


*	*	*
Closing Comments


		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Jennifer Thompson, Staff Accountant, at (202) 824-
5259
or, in her absence, to Nathan Cheney, Assistant Chief Accountant, at
(202) 942-1804 or the undersigned at (202) 824-5373.


Sincerely,




John Cash
Accounting Branch Chief


Mr. Shay Goldstein
May 3, 2005
Page 1 of 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE